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Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Jenn Do
Angela Connell
Alan Campbell
Ada D. Sarmento

Re:	Immuneering Corporation

Draft Registration Statement on Form S-1

Confidentially Submitted May 13, 2021

CIK No. 0001790340

Ladies and Gentlemen:

On behalf of our client, Immuneering Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated June 12, 2021, relating to the Company’s draft registration statement on Form S-1 submitted on May 13, 2021 (the “Registration Statement”).

The Company has confidentially submitted today Amendment No. 1 to the Registration Statement (“Amendment No. 1”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the draft version submitted on May 13, 2021.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1.

June 21, 2021 Page 2

Draft Registration Statement on Form S-1 submitted May 13, 2021

Industry and Other Data, page ii

1.	Your statements that (i) third party sources do not guarantee the accuracy or completeness of the information presented in the prospectus, (ii) you have not had third party information independently verified by any independent sources and (iii) no independent source has verified your internal research and market definitions may imply inappropriate disclaimers of responsibility with respect to this information. Please either delete these statements or specifically state that you are liable for such information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page ii of Amendment No. 1.

Prospectus Summary

Overview, page 1

2.	Please provide us with the basis for your claims that you have more than a decade of leadership in translational bioinformatics and that you have an established track record of generating insights into drug mechanisms of action and patient treatment responses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5, 83, 99 and 103 of Amendment No. 1.

Our Wholly Owned Pipeline, page 2

3.	Please revise your pipeline table to combine the lead optimization column with the discovery column. A textual discussion of the program is a more appropriate place to make distinctions regarding different segments within a particular phase. With the exception of IMM-1-104, it appears that all of your product candidates are in the discovery phase. Given the early stage of development of these programs, please explain why each program is sufficiently material to your business to warrant inclusion in your pipeline table.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 101, 107 and 121 of Amendment No. 1. The Company further advises the Staff that it has included those programs in its pipeline chart that it believes are material to its business at this time. In addition to IMM-1-104, the Company respectfully advises the Staff that these programs are not conceptual in nature but rather the Company is currently creating and testing active molecules in preclinical studies for each program. The Company further advises the Staff that the Company has included a discussion surrounding these programs in the Registration Statement.

June 21, 2021 Page 3

Dual-MEK Program, page 4

4.	We note statements in the Summary and Business sections regarding the performance of your product candidates. For example, we note statements that you have observed therapeutic activity with improved tolerability of IMM-1-104 in preclinical studies as compared to current FDA-approved drugs and similar statements. Please revise the first paragraph on page 4 and similar statements throughout the prospectus to revise all performance claims so that the basis for each statement is clear. Safety and efficacy determinations are the exclusive authority of the FDA or comparable foreign regulators. You may provide a summary of the data that you used to draw these conclusions, but not the conclusions or predictions that the product candidates are safe or effective.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 102, 104, 108 and 116 of Amendment No. 1.

Our Strategy, page 5

5.	We note your disclosure here and elsewhere in the prospectus referencing your plans to "rapidly advance" the development of IMM-1-104. Please revise this disclosure and similar disclosure throughout the prospectus to remove any implication that you will be successful in developing your product candidates in a rapid or accelerated manner as such statements are speculative.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 103 of Amendment No. 1.

6.	We note your statements here and in the Business section claiming that your platform allows you to leverage human biological data in new and creative ways which provide counterintuitive insights that are not constrained by inherent limitations of conventional approaches or prevailing scientific views. However, translational bioinformatics appears to be a growing field with numerous researchers and participants. Please revise your disclosure to explain why your approach in particular is counterintuitive and why you are able to leverage data in ways that others cannot.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 103 and 124 of Amendment No. 1.

Our Team, page 5

7.	We note that you identify certain entities as investors in your company here and on page 98. However, certain of these entities do not appear to be among your principal stockholders as disclosed on page 153. If material, please expand your disclosure to describe the nature of each such entity's investment in you and explain to us why including this information is appropriate. Please also explain in the response your plans to update investors about any changes these entities make with respect to their investments in your company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 103 of Amendment No. 1.

June 21, 2021 Page 4

Summary Risk Factors, page 5

8.	Please revise to add the risk that your approach to the discovery and development of product candidates is unproven, and you may not be successful in your efforts to use and expand your DCT platform to build a pipeline of product candidates with commercial value.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of Amendment No. 1.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 7

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 75

10.	Please update the second bullet in Use of Proceeds, when possible, to disclose how far in the development of these programs you estimate that the proceeds from this offering will allow you to reach, including how many additional programs and how many of your current programs you will be able to pursue and for how many programs you estimate that you will be able to begin or complete IND-enabling studies.

Response: The Company respectfully advises the Staff that that it will revise the disclosure in a subsequent amendment once the contemplated offering size is known.

June 21, 2021 Page 5

Critical Accounting Policies

Equity-based Compensation, page 91

11.	It appears from your Outstanding Equity Awards table on page 144 that you did not grant any options or other equity awards to the three named executive officers (NEOs) during 2020. Please confirm for us that none of the equity-based awards granted in 2020 as presented in the table on page 92 were granted to NEOs or revise your disclosure accordingly.

Response: The Company respectfully advises the Staff that, on February 25, 2020, in exchange for the contemporaneous cancellation of a non-qualified stock option the Company had previously granted to Dr. Hall in February 2019 while he was performing services for the Company as a consultant (the “2019 Option”), the Company granted Dr. Hall a stock option intended to qualify as an “incentive stock option” under Section 422 of the Internal Revenue Code with terms that were otherwise identical to the terms of the February 2019 Option (the “2020 Option”). The Company determined that the 2020 Option constituted a modification of the 2019 Option under Accounting Standards Codification Topic 718 for which there was no incremental fair value. This modification is disclosed on page 150 of Amendment No. 1. The Company further advises the Staff that the 2020 Option is not among the equity awards presented in the table on page 92 of the Registration Statement as granted in 2020 and confirms that none of the equity awards presented in the table on page 92 of the Registration Statement as granted in 2020 were granted to an NEO.

12.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes, once an estimated offering price is available, to provide the Staff with a supplemental letter containing the fair value of the common stock underlying its equity issuances and an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price.

Business, page 94

13.	We note your disclosure on page 49 that you own pending patent applications in the United States related to your platform technologies and pending patent applications related to your product candidates. Please revise your Business section to include a discussion of your intellectual property coverage, including the specific products, product groups and technologies to which the patent applications relate, the type of patent protection you are seeking, the applicable jurisdictions and the potential patent expiration dates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 131 and 132 of Amendment No. 1.

June 21, 2021 Page 6

Our Bioinformatics Approach, page 99

14.	We note your statement that your approach has already yielded programs that have exhibited preclinical activity against a broad range of clinically challenging solid tumors and are advancing towards the clinic. Please revise your disclosure to clarify that the majority of your product candidates have yet to advance to IND-enabling studies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of Amendment No. 1.

Our Differentiated Approach to Tackling Some of the Most Challenging Cancers, page 101

15.	Please provide the basis for your claim that your insights derived from your translational bioinformatics platform have "substantiated" your belief that leveraging signaling dynamics against tumor addiction will result in better drugs. This statement appears to be premature given the current stage of development of your product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of Amendment No. 1.

Trifecta-MEK Program, page 110

16.	We note your statement that you are developing "potentially first-in-class" therapies that are designed to uniquely engage MEK. Given your current stage of development, it appears to be premature to make this claim. Please revise your disclosure to remove this statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 116 of Amendment No. 1.

Executive and Director Compensation

Executive Compensation Arrangements, page 143

17.	When available, please revise this section to describe the material terms of your new employment agreements with your named executive officers and file the agreements as exhibits to your registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that that it will revise the disclosure in a subsequent pre-effective amendment.

June 21, 2021 Page 7

Description of Capital Stock

Registration Rights, page 156

18.	Please quantify the number of shares of your common stock that will have registration rights following the offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 163 of Amendment No. 1.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2916 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Benjamin J. Zeskind, Ph.D., Chief Executive Officer, Immuneering Corporation

John Chory, Latham & Watkins LLP

Evan Smith, Latham & Watkins LLP

Frank F. Rahmani, Sidley Austin LLP

Samir A. Gandhi, Sidley Austin LLP